UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

FIRST SIX-MONTH PERIOD: INCREASE IN ELECTRICITY INVESTMENTS AND OPERATING LOSSES

Buenos Aires, August 9, 2023, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) approved today its financial statements for the six and three-month period ended June 30, 2023, which show a loss of ARS 17,152 million.

The recent electricity rate adjustments, which implied the increase in the Distribution Added Value (VAD) of 107.8% for the month of April and 73.7% for the month of June, resulted in an improvement in the Company’s gross margin in pesos for the first half of the year. Notwithstanding the fact that its operating result still shows negative figures, these measures, added to the commencement of the Tariff Structure Review process as from June and which is expected to end in 2024, will help achieve a sound balance in the finances of the Company.

The Company maintains the quality levels of the electricity service, with the technical service quality global indicators (SAIDI and SAIFI), being the best the Company has ever achieved in its history. In addition, the customers’ perception of the Company’s performance is record.

MAIN FINANCIAL INDICATORS

The prior-year period’s figures have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

Both, revenue and the gross margin, reflected in real terms increases of 14% and 4%, respectively, compared to the same period of the previous year as a consequence of the granting of the VAD by the ENRE, effective during the second quarter of 2023.

The EBIT resulted in a loss of ARS 30,957 million, which reflects both the overall increase in the Company’s operating costs, and, without prejudice to the foregoing, a deteriorated gross margin due to the non-adjustment of rates for more than two years, but with positive outlook in the near future.

The loss for the period as of June 30, 2023 amounted to ARS 17,152 million, due mainly to both the deterioration of the operating result and a greater financial burden resulting from the deferral of the payment of obligations with the Wholesale Electricity Market.

As for Investments, in the first 6 months of 2023, they amounted to ARS 27,709 million, which in constant values are 49% more than the investments recorded in the first half of 2022. This indicates that we continued implementing our plan with direct positive impact on the quality of the service.

OPERATING INDICATORS

Electricity sales in the first half of 2023 increased 7% to 12,177 GWh, as compared to the 11,391 GWh sold in the same period of the previous year, whereas the level of customers remained constant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 10, 2023